[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
August 1, 2011
Mr. Vincent DiStefano
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	Invesco Van Kampen Senior Loan Fund — N-14 Registration Statement (File Number 333-175232)
Dear Mr. DiStefano:
     Thank you for your telephonic comments received on July 27, 2011 regarding the Registration Statement on Form N-14 filed on June 30, 2011 by Invesco Van Kampen Senior Loan Fund (the “Acquiring Fund”) under the Securities Act of 1933, as amended (“Securities Act”) (File No. 333-175232) (the “Registration Statement”). On behalf of the Acquiring Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Changed pages containing revisions to the Proxy Statement/Prospectus in response to your comments are attached hereto. Such revisions will be reflected in the final Proxy Statement/Prospectus, which will be filed via EDGAR pursuant to Rule 497.

Comment 1	Please explain supplementally why Target Fund shareholders will receive Class IB Shares of the Acquiring Fund, as compared to shares of other classes of the Acquiring Fund, in connection with the Reorganization.

Response 1	The Target Fund currently offers one class of shares, whereas the Acquiring Fund offers five classes of shares. The Reorganization has been structured so that Target Fund shareholders will receive Class IB Shares of the Acquiring Fund because Class IB Shares are most similar to the shares of the Target Fund. In particular, neither Target Fund shares nor Acquiring Fund Class IB Shares are subject to distribution and/or service fees, whereas each other class of shares of the Acquiring Fund is subject to distribution and/or service fees. In addition, neither Target Fund shares nor Acquiring Fund Class IB Shares are subject to a front end sales charge. One difference between Target Fund shares and Acquiring Fund Class IB Shares is that Target Fund shares are subject to an early withdrawal charge and Acquiring Fund Class IB Shares are not. Acquiring Fund Class IB Shares received by Target Fund shareholders in connection with the Reorganization will remain subject to the same early withdrawal charge schedule as is applicable to

Securities and Exchange Commission
August 1, 2011

Target Fund shares and Target Fund shareholders will receive credit for the length of time that they held shares of the Target Fund in the calculation of such early withdrawal charge.

Comment 2	Under the heading “Comparison of Principal Risks of Investing in the Funds—Certain Investment Practices,” please specify the derivative instruments utilized by the Acquiring Fund and the Target Fund and disclose any risks related to such derivative instruments.

Response 2	The Acquiring Fund respectfully notes that the disclosure under “Comparison of Principal Risks of Investing in the Fund” is intended to provide a comparison of the Acquiring Fund and Target Fund, as required by Item 3(c) of Form N-14, so that shareholders can make a meaningful evaluation of the proposed Reorganization. The derivative instruments that may be used by the Acquiring Fund and the Target Fund are substantially similar. The Acquiring Fund acknowledges the Staff’s letter, dated July 30, 2010, to the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies. However, the Acquiring Fund respectfully submits that additional disclosure detailing the particular derivative instruments that the funds may utilize is inappropriate in comparing the two funds, the risks associated with which are substantially similar. Additional details regarding the particular derivative instruments that the Target Fund and the Acquiring Fund may utilize are set forth in their respective Prospectuses and Statements of Additional Information, which are incorporated by reference in the Proxy Statement/Prospectus and Statement of Additional Information relating to the Reorganization, respectively. In order to address the staff's concern, the Acquiring Fund has included a statement under the heading “Comparison of Principal Risks of Investing in the Funds—Certain Investment Practices” that for additional information about the derivative instruments which the Acquiring Fund may utilize, investors should consult the Prospectus and Statement of Additional Information of the Acquiring Fund.

Comment 3	Under the heading “Comparison of Principal Risks of Investing in the Funds” please highlight the differences between the risk factors affecting the Acquiring Fund and the Target Fund.

Response 3	The Acquiring Fund respectfully notes that in response to a similar comment from the Staff in connection with the prior Registration Statement on Form N-14 relating to the proposed transaction, initially filed on December 23, 2010, the referenced disclosure was revised as requested. The Acquiring Fund has reviewed the disclosure and respectfully submits that differences between the risk factors affecting the Acquiring Fund and the Target Fund have been fairly and adequately disclosed.

Securities and Exchange Commission
August 1, 2011

Comment 4	Under the heading “The Proposed Reorganization — Board Considerations in Approving the Reorganization” please revise item (iii) to clarify that before fee waivers, the total annual operating expenses for the Target Fund would increase.

Response 4	The Acquiring Fund respectfully submits that the disclosure contained in the paragraph preceding the bullet points, which states that “The Board also considered that the total annual operating expenses for the Target Fund shareholders before fee waivers and expense reimbursements, including interest expenses, is expected to increase,” adequately explains that total annual operating expenses before fee waivers would increase and therefore addresses the Staff’s comment.
*            *            *
     In connection with the effectiveness of the Registration Statement, the Acquiring Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Acquiring Fund. The Acquiring Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Acquiring Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Acquiring Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.
Sincerely,
/s/ Michael K. Hoffman
Michael K. Hoffman

affected. Moreover, this may force a Fund to sell assets it would not otherwise sell, and a Fund may be forced to dispose of assets that may have declined in value. A Fund may borrow money to, among other things, finance repurchases of shares. The rights of any lenders to a Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of shareholders. The loan agreement for any borrowing likely will limit certain activities of a Fund, including the payment of dividends to holders of shares in certain circumstances. Interest payments and fees incurred in connection with borrowings to finance repurchases of shares will reduce the amount of net income available for payment to shareholders and may increase volatility of the net asset value of each Fund’s shares.

Financial leverage.  Both the Acquiring Fund and the Target Fund may utilize financial leverage in the form of borrowing or issuing preferred shares to the maximum amount allowable under the Investment Company Act of 1940, as amended (the “1940 Act”). There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on a Fund’s common shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the common shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the common shareholders. A Fund’s use of leverage also may impair the ability of such Fund to maintain its qualification for federal income taxes as a regulated investment company.

As long as a Fund is able to invest the proceeds of any financial leverage in Senior Loans or other investments that provide a higher net return than the then cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and such Fund’s operating expenses, the effect of leverage will be to cause the common shareholders to realize a higher current rate of return than if such Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the investment adviser believes to be an unlikely scenario), the common shareholders would have a lower rate of return than if such Fund had an unleveraged capital structure.

During any annual period when a Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude such Fund from paying dividends on the common shares. The rights of lenders to each Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the common shares, and the terms of any such borrowings may contain provisions which limit certain activities of such Fund, including the payment of dividends to holders of common shares in certain circumstances, and may require a Fund to pledge assets to secure such borrowings. Further, the terms of such borrowings may, and the 1940 Act does (in certain circumstances), grant to the lenders to a Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, a Fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, such Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of a Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. Each Fund intends, however, to the extent possible, to repay borrowings or redeem any outstanding preferred securities from time to time if necessary, which may involve the payment by such Fund of a premium and the sale by such Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

If there are preferred shares issued and outstanding, holders of the preferred shares of a Fund will elect two Trustees of such Fund. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees of such Fund in certain other circumstances.

Structured products.  The Acquiring Fund and the Target Fund also may invest up to 10% of its total assets in certain structured products. Generally, investments in structured products are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities. This type of restructuring generally involves the deposit with or purchase by an entity of the underlying investments (such as Senior Loan interests) and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. The cash flow or rate of return on a structured product may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss. As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured product. Holders of structured products bear risks of the underlying index or reference obligation and are subject to counterparty risk.

Certain investment practices.  Both the Acquiring Fund and the Target Fund may use various investment practices that involve special risks, including engaging in interest rate and other hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. The successful utilization of these types of transactions for hedging and risk management purposes requires skills different from those needed in the selection of the Fund’s portfolio securities and, in part, depends on the Funds’ investment adviser’s ability to predict correctly the direction and extent of movements in interest rates. If a default occurs by the other party to such transaction, a Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could affect a Fund’s rights as a creditor. There can be no assurance, however, that a Fund will be able to enter into transactions or on terms the Adviser believes are advantageous to a Fund. In addition, although the terms of certain transactions may provide for

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termination, there can be no assurance that a Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased. A Fund will incur brokerage and other costs in connection with its hedging transactions. For more information regarding the types of derivatives transactions the Acquiring Fund may utilize, see the Acquiring Fund’s prospectus, which accompanies this Proxy Statement/Prospectus, and the Acquiring Fund’s SAI.

Anti-takeover provisions.  The Declaration of Trust of each of the Acquiring Fund and the Target Fund includes provisions that could limit the ability of other persons to acquire control of each Fund or to change the composition of its Board of Trustees.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Investment Objective

The Funds have the same investment objective. Each Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. Each Fund’s investment objective is a fundamental policy of such Fund and cannot be changed without shareholder approval.

Comparison of Principal Investment Strategies

The following section compares the principal investment strategies of the Target Fund with the principal investment strategies of the Acquiring Fund and highlights any key differences. In addition to the principal investment strategies described below, each Fund is also subject to certain additional investment policies and limitations, which are described in each Fund’s prospectus and SAI. The cover page of this Proxy Statement/Prospectus describes how you can obtain copies of these documents. A comparison of the principal risks associated with the Funds’ investment strategies is described above under “Comparison of Principal Risks of Investing in the Funds.”

Principal Investment Strategies.  The investment strategies of the Acquiring Fund and the Target Fund are substantially similar. Under normal market conditions, the Acquiring Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans. The Acquiring Fund’s policy may be changed by such Fund’s Board of Trustees upon 60 days written notice to shareholders, although there is no current intention to do so. Under normal market conditions, the Target Fund invests at least 80% of its total assets in Senior Loans. The Target Fund’s policy is a fundamental policy and may not be changed without shareholder approval.

Senior Loans are business loans made to Borrowers that may be corporations, partnerships or other entities. The interest rates on Senior Loans adjust periodically. Senior Loans have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower’s assets in the event of default.

Other Important Strategies.  Under normal market conditions, the Acquiring Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any specific collateral; and may invest up to 20% of its total assets in Senior Loans made to non-U.S. Borrowers provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated; and the Acquiring Fund may invest up to 20% of its total asset in any combination of (1) warrants and equity securities, in each case the Acquiring Fund must own or acquire a Senior Loan of the same issuer, (2) junior debt securities or securities with a lien on collateral lower than a senior claim on collateral (collectively, “junior debt securities”), (3) high quality short-term debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued bonds issued by the U.S. government, its agencies or instrumentalities. The Acquiring Fund may also enter into various interest rate hedging and risk management transactions.

Similarly, under normal market conditions, the Target Fund may invest up to 20% of its total assets in cash or short-term high quality money-market instruments, credit-linked deposits, junior debt securities, and in loans that hold the most senior position in a Borrower’s capital structure, but that are not secured by any specific collateral. The Target Fund may invest without limitation in Senior Loans made to non-U.S. Borrowers that are U.S. dollar denominated and may invest up to 20% of its total assets in any combination of non-U.S. dollar denominated Senior Loans or other debt securities. The Target Fund may also enter into various interest rate hedging and risk management transactions, including interest rate swaps, caps and floors, credit default swaps, financial futures and options; and may invest in forward foreign currency exchange contracts. The Target Fund may invest up to 10% of its total assets in structured notes, credit default swaps or other types of structured investments.

Both the Acquiring Fund and the Target Fund may purchase and sell interests in Senior Loans and other securities on a when-issued or delayed delivery basis. Both Funds may also enter into repurchase agreements and reverse repurchase agreements. In addition, the Target Fund may lend its portfolio securities to brokers, dealers, banks and other institutional investors. The Acquiring Fund does not lend its portfolio securities.

Both the Acquiring Fund and the Target Fund may utilize financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. Each of the Acquiring Fund and the Target Fund have entered into credit facilities. Each Fund’s Board of Trustees and Adviser regularly reviews each Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on such Fund’s common shares) and reviews the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares). If Target Fund shareholders approve the Reorganization, it is anticipated that in connection with the Closing, the Acquiring Fund will seek to amend the terms of its current credit facility, which will likely increase the amount of such facility, and then use the proceeds of such increase to pay off the credit facility assumed from the Target Fund upon the Closing or as soon

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